Exhibit (a)(47)
Key Points: Tender Offer Extension
•	As required by the merger agreement between sanofi-aventis and Genzyme, sanofi-aventis has revised its tender offer to acquire all the outstanding shares of common stock of Genzyme for $74.00 in cash (without interest and less any required withholding taxes) and one contingent value right (CVR) per share.

•	The exchange offer is now scheduled to expire at 11:59 p.m., New York City time on April 1, 2011.
•	This date could be extended to a later date if sanofi-aventis does not fulfill the minimum tender condition (a majority of Genzyme shares by April 1) or if the SEC has not registered the CVR by April 1. The CVR needs to be registered in order to be distributed and shareholders to begin trading.
•	Following the exchange offer, sanofi-aventis intends to complete the acquisition of Genzyme through a merger of Genzyme with a wholly-owned subsidiary of sanofi-aventis.
What is the price of the tender offer?
Sanofi-aventis has extended its tender offer for all the outstanding shares of common stock of Genzyme for $74.00 in cash (without interest and less any required withholding taxes) and one contingent value right per share.
What day does the exchange offer begin / expire?
The revised tender offer was launched on March 7, 2011, and is scheduled to expire at 11:59 p.m., New York City time on April 1, 2011.
What happens after the exchange offer expires?
Following the expiration of the exchange offer, assuming at least 75 percent of outstanding shares are exchanged, sanofi-aventis intends to complete the acquisition of Genzyme within a week through a merger of a wholly-owned subsidiary of sanofi-aventis with and into Genzyme. Genzyme will become a wholly-owned subsidiary of sanofi-aventis.
Any Genzyme shares not tendered in the exchange offer (except for shares held by sanofi-aventis, Genzyme and their subsidiaries) will be converted into the right to receive the same consideration paid in the tender offer.
Do Genzyme’s senior management / Board of Directors support the exchange offer?
Genzyme’s Board of Directors has unanimously approved the transaction and recommends Genzyme shareholders tender their shares to sanofi-aventis pursuant to the exchange offer. Sanofi-aventis’ acquisition of Genzyme makes sense strategically for both companies and provides significant benefits to shareholders, employees and patients.
What happens if Genzyme shareholders do not exchange 100 percent of the Company’s outstanding shares?
We expect a vast majority of Genzyme’s outstanding shares to be exchanged. Following the expiration of the exchange offer and any subsequent offering periods, sanofi-aventis intends to complete the acquisition of Genzyme by way of a merger of a wholly-owned subsidiary of sanofi-aventis with and into Genzyme. This process may take as little as an additional week.

Are there any other steps that need to happen before the deal can close?
Sanofi-aventis has already filed the CVR registration Statement with the Securities and Exchange Commission (SEC). The SEC will need to review this document and declare it effective before the deal can close.
The completion of the share purchase will mark the final step in acquiring control of Genzyme. The transaction will be formally consummated within a week after that. In the meantime, executives from both companies are hard at work on integration plans for the two companies.
Can you give us an update on how the integration process is going?
The Integration Steering Committee, which consists of executives from both sanofi-aventis and Genzyme, has already met several times and is working diligently to prepare the companies for closing day and beyond. The Be Connected newsletter is your best source for up-to-date information.
Has a decision been made on who will run Genzyme following the deal being closed?
That decision will be determined through the integration planning process and it will be announced at the appropriate time.
Detailed information for employees regarding the tender offer process will be available in the Integration Center in the coming days.
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